UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
VantageMed Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
92208W 10 6
(CUSIP Number)
June 9, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❒  Rule 13d-1(b)
☒ Rule 13d-1(c)
❒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92208W 10 6	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vision Opportunity Master Fund, Ltd. *
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Caymen Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,347,205
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,347,205
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,347,205
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8%
12	TYPE OF REPORTING PERSON* CO

* Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person. Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92208W 10 6	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

VantageMed Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

3017 Kilgore Road, Suite 180
Rancho Cordova, CA 95670

Item 2(a). Name of Person Filing.
Item 2(b). Address of Principal Business Office or, if None, Residence.
Item 2(c). Citizenship.

Vision Opportunity Master Fund, Ltd.
20 W. 55th Street, 5th Floor
New York, New York 10019
Cayman Islands

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number:

92208W 10 6

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.  Ownership.*

The following is information regarding the aggregate number and percentage of the class  of securities of the issuer identified in Item 1 as of June 7, 2006:

(a) Amount beneficially owned: 1,347,205 shares of Common Stock.

(b) Percent of Class: 8.8%

(c) Number of shares as to which such person has:

(i) sole power to vote or direct the vote: 1,347,205

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or direct the disposition of: 1,347,205

CUSIP No. 92208W 10 6	SCHEDULE 13G	Page 4 of 5 Pages

(iv) shared power to dispose or direct the disposition of: 0

*On June 9, 2006, the Reporting Person acquired the following securities from the Issuer in a private placement transaction: (i) 538,882 shares of the Issuer’s common stock, (ii) Warrants to purchase 538,882 shares of common stock expiring June 5, 2013 at an exercise price per share of $0.55 and (iii) Warrants to purchase 269,441 shares of common stock expiring June 4, 2013 at an exercise price per share of $0.90. The Warrants are exercisable into shares of common stock at any time at the option of the Reporting Person. Pursuant to the terms of the Warrants, the Reporting Person may not acquire shares of common stock upon exercise of any such Warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Person and its affiliates would exceed 9.9% of the issued and outstanding shares of common stock of the Issuer. Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person. Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security
       Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92208W 10 6	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2006

VISION OPPORTUNITY MASTER FUND, LTD.

By: /s/ Adam Benowitz
Name: Adam Benowitz
Title:  Managing Member